CUSIP No. 037032109	13G	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1) (1)

Antigenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

037032109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 037032109	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FGS Advisors, LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,512,567
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 2,512,567
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,512,567
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(2)	The controlling members of the Reporting Person are Harvey Sawikin and James Passin. The Reporting Person may be deemed the beneficial owner of 2,512,567 shares (or 5.5% of the outstanding shares of Common Stock) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the “Global Master Fund”), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares.

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CUSIP No. 037032109	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FG2 Advisors, LLC (3)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(3)	The controlling members of the Reporting Person are Harvey Sawikin and James Passin.

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CUSIP No. 037032109	13G	Page 4 of 7 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Antigenics, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

162 Fifth Avenue, Suite 900, New York, NY 10010

Item 2	(a).	Name of Persons Filing:

FGS Advisors, LLC; FG2 Advisors, LLC (4)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

152 West 57th Street, 24th Floor, New York, NY 10019

Item 2	(c).	Citizenship:

New York

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2	(e).	CUSIP Number:

037032109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(4)	The Reporting Persons are filing jointly pursuant to a joint filing agreement annexed hereto as Exhibit A.

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CUSIP No. 037032109	13G	Page 5 of 7 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

2,512,567 (5)

(b) Percent of class:

5.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,512,567

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

2,512,567

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

FG2 Advisors, LLC (“FG2”) can no longer be deemed the beneficial owner of any of the issuer’s shares, because Firebird Global Master Fund II, Ltd., the entity for which FG2 serves as investment adviser, has disposed of all such shares held by it. As such, FG2 is no longer obligated to file reports on Schedule 13G with respect to the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(5)	The controlling members of the Reporting Persons are Harvey Sawikin and James Passin. FGS Advisors, LLC (“FGS”) may be deemed the beneficial owner of 2,512,567 shares (or 5.5% of the outstanding shares of Common Stock of the issuer) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the “Fund”), which is the holder of such shares. As the investment advisers of the Fund, FGS has voting and investment control with respect to the shares.

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CUSIP No. 037032109	13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

FGS ADVISORS, LLC

By:	/s/ James Passin
James Passin
Principal

FG2 ADVISORS, LLC

By:	/s/ James Passin
James Passin
Principal

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CUSIP No. 037032109	13G	Page 7 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

FGS Advisors, LLC and FG2 Advisors, LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: February 13, 2008

FGS ADVISORS, LLC

By:	/s/ James Passin
James Passin
Principal

FG2 ADVISORS, LLC

By:	/s/ James Passin
James Passin
Principal

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